

SEC 16012023

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31rst floor
(No. and Street)

New York	NY	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Hill (212) 681-3849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Theodore Jadick, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DNB Markets, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Randy L. Hill
Notary Public, State of New York
No. 01HI6044053
Qualified in Nassau County
Commission Expires June 20, 2018

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

DNB Markets, Inc.
Year Ended December 31, 2015
With Report of
Independent Registered Public Accounting Firm
(SEC I.D. No 8-66024)

DNB Markets, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2015

Contents

Facing Page & Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition 4
Statement of Operations....5
Statement of Changes in Stockholder's Equity 6
Statement of Changes in Subordinated Borrowings 7
Statement of Cash Flows 8
Notes to Financial Statements....10

Supplemental Schedules

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 24
Schedule II – Computation for Determination of Reserve Requirements 25
Schedule III – Information Relating to Possession or Control of Securities....26



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors of DNB Markets, Inc.:

We have audited the accompanying statement of financial condition of DNB Markets, Inc., (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DNB Markets, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2016

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 121,661,105
Cash segregated in compliance with federal regulations and other regulations	60,530
Deposit with clearing broker	1,000,000
Investment banking and advisory fees and other receivables	4,986,944
Fail to deliver	65,402
Receivables from customer	363,848
Current and deferred tax asset, net	8,200,247
Fixed assets, (net of accumulated depreciation and amortization of $479,411)	1,277,397
Prepaid expenses and other assets	173,490
Total assets	$ 137,788,963
Liabilities and stockholder's equity	
Accrued expenses and interest payable	$ 8,607,803
Fail to receive	363,848
Subordinated borrowings from Parent	40,000,000
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	88,450,946
Total stockholder's equity	88,817,312
Total liabilities and stockholder's equity	$ 137,788,963

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Operations

Year Ended December 31, 2015

Revenues	
Investment banking and advisory fee income, net	$ 64,878,824
Commission income, net	3,831,945
Institutional income	1,826,527
Miscellaneous Income	158,532
Interest	3,421
Total revenues	70,699,249
Expenses	
Employee compensation and benefits	17,430,834
Allocated charges from Affiliates	4,753,056
Travel and entertainment	1,564,588
Office expense	928,326
Interest	1,424,598
Rent and occupancy	488,041
Professional fees	559,597
Depreciation	147,163
Loss on sale of fixed assets	102,316
Other	411,081
Total expenses	27,809,600
Income before income taxes	42,889,649
Provision for income taxes	17,026,388
Net income	$ 25,863,261

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2015	$ 1,000	$ 365,366	$ 62,587,685	$ 62,954,051
Net income	–	–	25,863,261	25,863,261
Balance at December 31, 2015	**$ 1,000**	**$ 365,366**	**$ 88,450,946**	**$ 88,817,312**

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2015

Balance at January 1, 2015	$	90,000,000
Repayments of subordinated borrowings from Parent		(50,000,000)
Balance at December 31, 2015	$	40,000,000

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 25,863,261
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	147,163
Deferred taxes	641,989
(Increase) decrease in operating assets:	
Cash segregated in compliance with federal regulations and other regulations	29,677
Investment banking and advisory fees and other receivables	3,558,539
Current and deferred tax asset, net	(3,413,290)
Receivable from customer	8,529,608
Prepaid expenses and other assets	288,462
Fail to deliver	784,897
Increase (decrease) in operating liabilities:	
Accounts payable	(920,585)
Taxes payable	-
Fail to receive	(8,529,608)
Accrued expenses and interest payable	(3,613,921)
Accounts payable related to fail to deliver	(784,897)
Net cash provided by operating activities	$ 22,581,295
Cash flows from investing activities	
Purchase of fixed assets	$ (1,182,064)
Loss on sale of fixed assets	102,316
Net cash used in investing activities	$ (1,079,748)

DNB Markets, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

(continued)

Cash flows from financing activities	
Proceed from Subordinated borrowings	$ -
Repayment of Subordinated borrowings	(50,000,000)
Net cash used in financing activities	$ (50,000,000)
Net decrease in cash and cash equivalents	$ (28,498,453)
Cash and cash equivalents:	
Beginning of year	$ 150,159,558
End of year	$ 121,661,105
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 1,424,598
Cash paid for taxes	$ 19,794,102

The accompanying Notes to Financial Statement are an integral part of these financial statements.

DNB Markets, Inc.

Notes to Financial Statements

December 31, 2015

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent is the sole shareholder of the Company.

The Company is based in the United States and conducts business from its main office in New York City, its branch office in Houston, Texas, and its Office of Supervisory Jurisdiction in London, England. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales desk in New York for the sales and trading of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934. The Parent acts as the clearing broker-dealer for these trades. In addition, the Company's sales desk is involved in selling primary equity and debt securities transactions to Major U.S. Institutional Investors when the Company or the Parent is involved as an underwriter. The Company's sales desk also solicits U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with Goldman Sachs Execution & Clearing, L.P. ("GSEC"), a registered clearing broker, for the purpose of purchasing and selling of U.S. equity and debt securities. The Company introduces customers to GSEC on a fully disclosed basis, and therefore is not required to make a 15c3-3 reserve computation pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934.

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate debt and equity securities in the United States as a selling group or syndicate member; At-The-Market equity offerings; the arrangement and syndication of bank loans including project finance loans, including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging the private placement of exempt corporate debt securities with U.S. insurance company investors and private equity securities with major U.S. institutional investors.

2. Significant Accounting Policies

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2015, cash equivalents consisted of $100 million invested in a money market fund that invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

Client Commission Agreement

The Company commenced broking activities with a U.S. institutional client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities from the client. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition offset by cash that has been segregated in a special bank account for the exclusive benefit of customers.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations and Other Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the Company's Client Commission Agreement with a U.S. institutional customer.

Investment Banking and Advisory Fee Income, Net

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and debt securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined and collection is reasonably assured.

As an underwriting participant in equity and debt securities transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.

With regards to loan arranging and syndication activity, fees are typically paid to the Company as an arranger. These arrangements are typically evidenced by fee agreements between the Company and the customer or between the Company and DNB Capital LLC, and fees are typically recognized upon closing.

Fee income also includes fees earned from providing financial advisory services and are recorded when services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured.

Investment banking and advisory fees and other receivables primarily include receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis. During the year ended December 31, 2015, the Company did not record any bad debt expense. There was no allowance for doubtful accounts as of December 31, 2015.

2. Significant Accounting Policies (continued)

Commission, Net

Commission income includes income earned on effecting trades in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows a U.S. institutional client to allocate a portion of its gross commissions to pay for research products and other services provided by a third party under Section 28(e) of the Securities Exchange Act of 1934 pursuant to a Client Commission Agreement. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture arrangements are recorded on an accrual basis for each eligible trade and netted against Commission income on the Statement of Operations.

Institutional Income

Institutional income represents income earned on corporate access, marketing and research services. Such income is typically not governed by contractual agreements. Revenue earned for these services is recorded when services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment, and computer hardware is calculated on a straight-line basis using estimated useful lives of 3 years or more. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value, as such financial instruments are short term in nature.

Fail to Deliver

At December 31, 2015, the Company recorded a fail to deliver of $65,402 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. The trade was booked in accordance with Rule 15a-6. The transactions were settled without an adverse impact to the Company on January 12, 2016.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its clearing broker, GSEC, which acts as collateral against any losses that could be incurred by GSEC for which it is entitled to be indemnified by the Company. At December 31, 2015, the Company had $1.0 million deposited with GSEC. The deposit does not represent an ownership interest in GSEC.

4. Related Party Transactions

The Company has entered into four revolving subordinated loan agreements and two equity subordinated loan agreements with the Parent with a total committed amount of $195 million. Effective January 1, 2013, five of the six agreements were amended to extend their maturity dates to December 31, 2016. The remaining subordinated loan agreement became effective March 6, 2012 and has a maturity date of December 31, 2017. The two equity subordinated loan agreements were amended in 2015 to extend their maturity until December 31, 2020. The interest rate on the outstanding amounts under these agreements is LIBOR plus 200 basis points per annum. The Company pays a commitment fee of 15 bps per annum on the undrawn balances under the revolving agreements.

As of December 31, 2015, the outstanding amounts under these agreements were $10.0 million with interest accruing at 2.60670% (based on 3 month LIBOR), $20.0 million with interest accruing at 2.42390% (based on 1 month LIBOR), and $10.0 million with interest accruing at 2.42390% (based on 1 month LIBOR). The loans' carrying values approximate their fair value.

The loans are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for subordinated loans outstanding during the year ended December 31, 2015 was $1,424,598 and is included in Interest on the Statement of Operations.

The Company has entered into an agreement with DNB Bank ASA, New York Branch, whereby the New York Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including payroll, employee benefits, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, use of its information technology systems and record storage. During the year ended December 31, 2015, the Company incurred expenses of $1,421,474 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with the Parent, whereby certain services will be provided by the Parent and the Company will compensate the Parent for using such services. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research and sales, and market support and clearing. During the year ended December 31, 2015, the Company incurred expenses of

$2,639,961 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with DNB Bank ASA, London Branch, whereby one of its registered representatives working in the London Branch undertakes U.S. customer soliciting and equity sales trading activities for the Company. The Company updated the existing agreement, signed April 23, 2012, with an amendment, signed February 24, 2015. The amendment stipulates that income and expenses will be split by an agreed upon percentage according to year-end commission distributions by cross-border account customers. Under the agreement, the Company compensates the London Branch for its percentage of direct and indirect costs associated with the provision of administrative services, provision of office space, compensation, and other support and any corresponding liabilities related to the U.S.-oriented activities of the registered representatives working in the London Branch. During the year ended December 31, 2015, the Company incurred expenses of $691,621 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with affiliated entities as appropriate regarding the sharing of fees originating from equity and debt capital market offerings and advisory services, loan arrangement and syndication advisory services, mergers and acquisitions advisory related services, and project finance advisory related services. During the year ended December 31, 2015, the Company earned $23,882,079 in fees under these agreements, which is included in Investment banking and advisory fee income on the Statement of Operations.

5. Fixed Assets

At December 31, 2015, fixed assets are comprised of the following:

Computer hardware	$ 237,249
Leasehold improvements	1,190,040
Equipment	74,410
Furniture	255,109
Total cost	1,756,808
Less accumulated depreciation and amortization	479,411
Total cost, net of accumulated depreciation and amortization	$ 1,277,397

The Company recorded a loss on the sale of fixed assets, which is included in the Statement of Operations.

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and

other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2015, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

The components of income tax expense for the year ended December 31, 2015 are as follows:

	Current	Deferred	Total
Federal	$ 14,626,937	$ 103,808	$ 14,730,745
State and local	1,757,462	538,181	2,295,643
	$ 16,384,399	$ 641,989	$ 17,026,388

At December 31, 2015, the Company had a deferred tax asset of $2,920,668 which primarily relates to accrued bonus compensation not yet deductible for tax purposes. At December 31, 2015, the Company did not have a valuation allowance for the deferred tax asset as it is more likely than not that it will be fully realized. The Company recorded a deferred tax liability of $64,583, which relates to depreciation.

The Company had an effective tax rate of 39.70%, which is different from the federal statutory rate of 35% due primarily to state and local taxes.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no uncertain tax position existed as of December 31, 2015.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2015, the Company did not accrue any interest or penalties.

During 2014, the Internal Revenue Service commenced an audit of the Company's federal tax returns for the 2013 tax year. This audit is still open as of December 31, 2015. The Company is subject to the standard three year statute of limitations in all filing jurisdictions.

8. Commitments and Contingencies

The Company subleases office space under an Amended and Restated Sublease with DNB Bank ASA, New York Branch, dated as of September 1, 2015, the lease term of which commenced on September 1, 2015 and will expire on May 14, 2021.

As of December 31, 2015, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:	
2016	$ 391,032
2017	391,032
2018	391,032
2019	391,032
2020	391,032
Thereafter	130,344
Total minimum future rental payments	$ 2,085,504

Rent expense, including utilities, maintenance and repairs, was $488,041 for the year ended December 31, 2015, which is included in Rent and occupancy expense on the Statement of Operations.

8. Commitments and Contingencies (continued)

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GSEC for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2015, no amounts were recorded under such agreement as no loss exists.

Litigation

The Company was named as a defendant in a class action filed in the United States District Court for the Southern District of New York (the "Court"). The complaint relates to the $300 million registered public offering of 8.125% Senior Notes due 2018 by Overseas Shipholding Group, Inc. ("OSG") on March 24, 2010 (the "Offering"), in which the Company participated as an underwriter. In addition to the Company, the complaint named as defendants the other underwriters of the Offering, OSG's Chief Financial Officer, the members of OSG's Board of Directors and OSG's outside auditor. The primary allegation in the complaint was that the offering materials pursuant to which the Offering was conducted contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the rules and regulations governing their preparation. The complaint did not specify the dollar amount of damages sought.

The Company and the other underwriters in the Offering settled this litigation, with the final settlement being approved by the Court on December 2, 2015. In connection with this settlement, the Company contributed an amount that had been fully reserved in anticipation of the settlement.

On January 29, 2016, the Company was named as an additional defendant in a class action, originally filed in August 2015, which alleged material misstatements and omissions, relating to an oil spill in California, in connection with a series of equity and note offerings by Plains All American Pipeline, LP (the "Company") in 2013 and 2014. The Company was an underwriter in three of those offerings, and was named as a defendant, along with the other members of the underwriting groups for those offerings, because it was one of the underwriters. Although the Company has no reason at this time to believe that the litigation has any merit, the Company's liability in the event of any judgment or settlement would be proportionate to the amount of securities allocated to it in those offerings. In addition, pursuant to contractual indemnification

obligations, the Company, along with the other underwriters, is to be indemnified by the Company for its proportionate share of any judgment or settlement and legal fees incurred in defending the litigation.

Guaranteed Compensation

The Company did not have any guaranteed compensation arrangements with any employees as of December 31, 2015.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2015, and were subsequently settled had no material effect on the financial statements as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 12% of the employees' salary, capped at the annual deferral limit, as defined. The Company made contributions that totaled $396,535 for the year ended December 31, 2015. This amount is included in Employee compensation and benefits on the Statement of Operations.

The Company's employees participate in a noncontributory defined benefit pension plan administered by DNB Bank ASA, New York Branch. The cost for the Company for the year ended December 31, 2015 was $665,231 and is included in Employee compensation and benefits on the Statement of Operations.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services. No losses have occurred in such accounts during the year ended December 31, 2015.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2015, the Company had net capital of $112,182,027 which exceeded the regulatory requirement by $111,932,027.

In accordance with the exemptive requirements of Section k(2)(i) SEC Rule 15c3-3, the Company has segregated $60,530 in a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement. At December 31, 2015, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GSEC, or proprietary accounts of brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GSEC, which require, among other things, that GSEC perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

12. Subsequent Events

In January 2016, GSEC assigned the clearing agreement between GSEC and the Company to Goldman Sachs & Co. ("GS&C"), a related broker/dealer. On February 22, 2016, GS&C began clearing and settling all U.S. securities transactions for all clients of the Company. The transition did not have any impact on the Company.

In February 2016, the Company consolidated the two equity subordinated loan agreements into one agreement totaling $10 million. The Company also added a new revolving subordinated loan agreement in the amount of $100 million and then consolidated all revolving subordinated loan agreements into one agreement totaling $285 million with a maturity date of December 31, 2020.

The Company evaluated subsequent events through the date of issuance of the financial statements and found no material impact to the Company's financial condition, results of operations or cash flows.

Supplemental Schedules

DNB Markets, Inc.

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

Net Capital	
Total stockholder's equity	$ 88,817,312
Subordinated borrowings	40,000,000
	128,817,312
Less non-allowable assets:	
Investment banking and advisory fees and other receivables	4,986,944
Accounts receivable	5,032
Deferred tax asset	8,200,247
Fixed assets	1,277,397
Prepaid expenses and other assets	165,665
Total Non-Allowable	14,635,285
Aged Fail to Deliver	-
Tentative net capital	114,182,027
Haircuts on securities	2,000,000
Total net capital	$ 112,182,027
Minimum net capital requirement (Alternate – $250,000 net capital requirement)	$ 250,000
Net capital in excess of minimum requirement	$ 111,932,027

There were no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2015 amended FOCUS Part IIA Report filed on February 25, 2016.

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2015

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company introduces all customers to a registered clearing broker on a fully disclosed basis, and therefore is not required to make a reserve requirement computation.

Schedule III

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Possession or Control of Securities

December 31, 2015

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company does not hold customer funds or safe-keep customer securities, and therefore is not required to make a computation of possession or control of securities.



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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying DNB Markets, Inc. Exemption Report, in which (1) DNB Markets, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2016



Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
DNB Markets, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of DNB Markets, Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement record entries on the general ledger and a copy of a company check. No findings noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2015. No findings noted.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers provided to us by representatives of the Company. No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and on the related supporting schedules and working papers. No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.


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This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2016